UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

08027191

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 0 3 2008
Washington, DC
109

SEC FILE NUMBER
8- 02018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadpoint Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza – 42nd floor
(No. and Street)

New York (City) NY (State) 10119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Coad (212) 273-7120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway (Address) Albany (City) NY (State) 12207 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Lee Fensterstock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadpoint Capital, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and C.E.O.

Title

Notary Public

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified In Nassau County
Commission Expires Nov. 8, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROADPOINT CAPITAL, INC.
(A wholly owned subsidiary of Broadpoint Securities Group, Inc.)

REPORT OF INDEPENDENT AUDITORS
ON THE FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2007

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FILED PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

To the Board of Directors and Shareholder of
Broadpoint Capital, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, of cash flows and changes in subordinated debt present fairly, in all material respects, the financial position of Broadpoint Capital, Inc. (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in footnote 9 to the financial statements, the Company has had significant transactions with related parties.

As disclosed in footnote 11 to the financial statements, in 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 - *Accounting for Uncertainty in Income Taxes.*

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, IA, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2008

STATEMENT OF FINANCIAL CONDITION
(In thousands of dollars)

		December 31 2007
ASSETS		
Cash and cash equivalents	$	19,371
Cash and securities segregated under federal regulations		1,650
Receivables from:		
Brokers, dealers and clearing agencies		2,387
Customers		3,239
Affiliates		1,798
Others		1,640
Securities owned, at fair value		4,517
Other assets		1,330
Total assets	$	35,932
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payables to:		
Brokers, dealers and clearing agencies	$	5,675
Customers		23
Parent and affiliates		1,865
Others		695
Securities sold, but not yet purchased, at fair value		124
Accounts payable		2,339
Accrued compensation		8,793
Accrued expenses		1,027
Total liabilities, excluding subordinated debt		20,541
Subordinated debt		2,962
COMMITMENTS AND CONTINGENCIES		
Stockholder's equity		
Preferred, voting, 6% cumulative, $10 par value; authorized 20,000 shares; none issued		
Common, voting, $.01 par value; authorized 5,000,000 shares; 100 issued and outstanding		
Additional paid-in capital		32,731
Accumulated deficit		(20,302)
Total stockholder's equity		12,429
Total liabilities and stockholder's equity	$	35,932

The accompanying notes are an integral
part of these financial statements

STATEMENT OF OPERATIONS
(In thousands of dollars)

		December 31 2007
Revenues		
Commissions	$	4,609
Principal transactions		6,776
Investment banking		7,296
Interest income		7,143
Fees and other		980
Total revenues		26,804
Interest expense		5,532
Net revenues		21,272
Expenses, excluding interest		
Compensation and benefits		28,739
Clearing, settlement and brokerage costs		2,767
Communications and data processing		6,887
Occupancy and depreciation		6,184
Selling		3,194
Restructuring		2,160
Other		3,247
Total expenses, excluding interest		53,178
Loss before income taxes and discontinued operations		(31,906)
Income tax benefit		(5,133)
Loss from continuing operations		(26,773)
Income from discontinued operation (including a pre-tax gain on sale of $8,228)(net of taxes)(see "Discontinued Operations" note)		7,858
Net loss	$	(18,915)

The accompanying notes are an integral part of these financial statements

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands of dollars, except for number of shares)

	Common Stock				Additional Paid-In Capital		(Accumulated Deficit)		Total
	Shares		Amount						
Balance, December 31, 2006	100	$	-	$	32,731	$	(1,387)	$	31,344
Net loss							(18,915)		(18,915)
Balance, December 31, 2007	100	$	-	$	32,731	$	(20,302)	$	12,429

The accompanying notes are an integral part of these financial statements

STATEMENT OF CASH FLOWS
(In thousands of dollars)

		Year Ended December 31 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(18,915)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Cash and securities segregated under federal regulations		3,550
Securities purchased under agreements to resell		14,083
Net receivable from brokers, dealers and clearing agencies		8,431
Net receivable from customers		(1,471)
Securities owned and securities sold, but not yet purchased, net		167,392
Other assets		516
Increase (decrease) in operating liabilities:		
Net payable to others		3,745
Accounts payable and accrued expenses		(20,469)
Net cash provided by operating activities		156,862
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payable to Parent and affiliates, net		(3,301)
Repayment of short-term bank loans, net		(128,525)
Payments on subordinated debt		(1,462)
Net decrease in drafts payable		(5,769)
Net cash used in financing activities		(139,057)
INCREASE IN CASH:		17,805
CASH AT BEGINNING OF THE YEAR:		1,566
CASH AT END OF THE YEAR:	$	19,371
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income tax payments	$	26
Interest payments	$	6,272

The accompanying notes are an integral part of these financial statements

STATEMENT OF CHANGES IN SUBORDINATED DEBT

(In thousands of dollars)

Subordinated debt at December 31, 2006	$	4,424
Payment of subordinated debt		(1,462)
Subordinated debt at December 31, 2007	$	2,962

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

Organization and Nature of the Business

Broadpoint Capital, Inc. (the "Company") is a wholly owned subsidiary of Broadpoint Securities Group, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, the New York Stock Exchange, and various other exchanges. The Company's primary business includes securities brokerage for institutional customers and investment banking services to corporate and middle market clients primarily in the United States.

Liquidity and Net Capital

On September 14, 2007 the Company and its Parent completed the asset sale agreement with DEPFA Bank PLC ("DEPFA"), pursuant to which DEPFA acquired the Company's Municipal Capital Markets Group in connection with which the Company recognized a pre-tax gain on sale in the amount of $8.2 million.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Equity securities owned and equity securities sold, but not yet purchased are comprised of United States equity securities and are valued at market value based on quoted market prices.

Fixed income securities owned and fixed income securities sold, but not yet purchased, generally are valued on the basis of prices furnished by a pricing service when the Company believes such prices accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. If the Company decides that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service, or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Company.

Investment Banking

Investment banking revenues include gains, losses and fees, net of transaction related expenses, arising from securities offerings in which the Company acts as an underwriter. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time income is reasonably determinable. Investment banking revenues also include fees earned from providing merger, acquisition and financial advisory services and are recognized as services are provided.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

At December 31, 2007, the Company had no resale agreements.

Securities-Borrowing Activities

Securities borrowed are generally reported as collateralized financings and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. The Company no longer engages in securities lending transactions.

Collateral

The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or to deliver to counterparties to cover short positions. The Company continues to report assets it has pledged as collateral in secured borrowing transactions and other arrangements when the secured party cannot sell or repledge the assets and does not report assets received as collateral in secured lending transactions and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Exchange Memberships

Exchange memberships are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There is no allowance recorded for impairment.

Comprehensive Income

The Company has no components of other comprehensive income; therefore, comprehensive income equals net income.

Fees and Other

The Company provides various services to its Parent and affiliates (e.g., executive management services, payroll and benefits, accounting, internal audit, etc.). The Company's income related to these services, which is included in fees and other on the Statement of Operations, was $0.1 million for the year ended December 31, 2007.

Income Taxes

The Company files a consolidated federal and various combined state and local income tax returns with its Parent and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group and is allocated to the Company by its Parent.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

The Company establishes provisions for income taxes when tax positions meet the minimum probability threshold as defined by FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the Statement of Financial Condition at market or fair value, or at carrying amounts that approximate fair value, because of the short maturity of the instruments except subordinated debt. The estimated fair value of subordinated debt at December 31, 2007, approximates its carrying value based on current rates available.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated under federal regulations or held for sale in the ordinary course of business.

NOTE 2. Cash and Securities Segregated Under Federal Regulations

At December 31, 2007, the Company segregated cash of $1.7 million in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3. Receivables From and Payables to Brokers, Dealers and Clearing Agencies

Amounts receivable from brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)		December 31 2007
Adjustment to record securities owned on a trade date basis, net	$	89
Securities fail-to-deliver		142
Commissions receivable		939
Deposits with clearing organizations		1,217
Total	$	2,387

Amounts payable to brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)		December 31 2007
Securities fail-to-receive	$	3,869
Payable to clearing organizations		1,806
Total	$	5,675

Proprietary securities transactions are recorded on trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables or payables to brokers, dealers and clearing agencies on the Statement of Financial Condition.

NOTE 4. Receivables From and Payables to Customers

At December 31, 2007, receivables from customers are mainly comprised of the purchase of securities by institutional clients. Delivery of these securities is made simultaneously with the receipt of the funds from the institutional clients.

The majority of the Company's non-institutional customers' securities transactions, including those of officers, directors, employees and related individuals, are cleared through a third party under a clearing agreement. Under this agreement, the clearing agent executes and settles customer securities transactions, collects margin receivables related to these transactions, monitors the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, requires the customer to deposit additional collateral with them or to reduce positions, if necessary. In the event the customer is unable to fulfill its contractual obligations, the clearing agent may purchase or sell the financial instrument underlying the contract, and as a result may incur a loss.

If the clearing agent incurs a loss, it has the right to pass the loss through to the Company which exposes the Company to off-balance-sheet risk. The Company has retained the right to pursue collection or performance from customers who do not perform under their contractual obligations and monitors customer balances on a daily basis along with the credit standing of the clearing agent. As the potential amount of losses during the term of this contract has no maximum, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2007, substantially all customer obligations were fully collateralized and the Company has not recorded a liability related to the clearing agent's right to pass losses through to the Company.

NOTE 5. Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased, consisted of the following at December 31:

(In thousands of dollars)	2007 Owned	2007 Sold, But Not Yet Purchased
Marketable Securities-fair value		
U.S. Government and federal agency obligations	$ 589	$ 25
State and municipal bonds	6	1
Corporate obligations	190	-
Equity securities	3,249	98
Not Readily Marketable Securities-fair value		
Investment securities with no publicly quoted market	193	-
Investment securities subject to restrictions	290	-
Total	$ 4,517	$ 124

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company.

NOTE 6. Short-Term Bank Loans

At December 31, 2007, the Company had no outstanding short-term bank loans. Loans bear interest at variable rates based primarily on the Federal Funds interest rate.

NOTE 7. Payables to Others

Amounts payable to others consisted of the following at December 31:

(In thousands of dollars)	2007
Draft payables	$ 173
Others	522
Total	$ 695

The Company maintains a group of "zero balance" bank accounts which are included in payable to others on the Statement of Financial Condition. Drafts payable represent the balance in these accounts related to outstanding checks that have not yet been presented for payment at the bank. The Company has sufficient funds on deposit to clear these checks, and these funds will be transferred to the "zero-balance" accounts upon presentment. The Company maintained one "zero balance" account which was used as a cash management technique, permitted under Rule 15c3-3 of the Securities and Exchange Commission, to obtain federal funds for a fee, which is lower than prevailing interest rates, in amounts equivalent to amounts in customers' segregated funds accounts with a bank. This cash management technique was discontinued in September 2007.

NOTE 8. Commitments and Contingencies

Litigation

In early 2008, Broadpoint Capital hired Tim O'Connor, Greg Ethridge and 8 other individuals to form a new capitalization and restructuring group within Broadpoint Capital's Investment Banking division. Mr. O'Connor, Mr. Ethridge and each of the other employees are former employees of Imperial Capital, LLC ("Imperial"). Upon Broadpoint Capital's hiring of these employees, Imperial commenced an arbitration proceeding against Broadpoint Capital, Mr. O'Connor, Mr. Ethridge and another former employee of Imperial before the Financial Industry Regulatory Authority ("FINRA"). In the arbitration, Imperial alleges various causes of action against Broadpoint Capital as well as the individuals based upon alleged violations of restrictive covenants in employee contracts relating to the non-solicitation of employees and clients. Imperial claims damages in excess of $100 million. Concurrently with the filing of the arbitration proceeding, Imperial sought and obtained a temporary restraining order in New York State Supreme Court, pending the conclusion of the FINRA arbitration hearing, enjoining Broadpoint from disclosing or making use of any confidential information of Imperial, recruiting or hiring any employees of Imperial and seeking or accepting as a client any client of Imperial, except those clients for whom any of the hired individuals had provided services as a registered representative while employed by Imperial. Broadpoint Capital believes that it has strong defenses to and intends to vigorously defend itself against Imperial's claims. However, an unfavorable resolution could have a material adverse effect on the Company's financial position, results of operations and cash flows in the period resolved.

Due to the nature of our business, we may in the future be involved in a variety of legal proceedings. These may include litigations, arbitrations and other proceedings initiated by private parties and arising from our underwriting, financial advisory or other transactional activities, client account activities and employment matters. Third parties who assert claims may do so for monetary damages that are substantial, particularly relative to our financial position. In addition, the securities industry is highly regulated. We are subject to both routine and unscheduled regulatory examinations of our business and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on us. Periodically, we receive inquiries and subpoenas from the SEC, state securities regulators and self-regulatory organizations. We do not always know the purpose behind these communications or the status or target of any related investigation. Our responses to these communications have in the past resulted in our being cited for regulatory deficiencies, although to date these communications have not had a material adverse effect on our business.

We have taken reserves in our financial statements with respect to legal proceedings to the extent we believe appropriate. However, accurately predicting the timing and outcome of legal proceedings, including the amounts of any settlements, judgments or fines, is inherently difficult insofar as it depends on obtaining all of the relevant facts (which is sometimes not feasible) and applying to them often complex legal principles. Based on currently available information, we do not believe that any litigations, proceeding or other matter to which we are a party or otherwise involved will have a material adverse effect on our financial condition, although an adverse development, or an increase in associated legal fees, could be material in a particular period, depending in part on our operating results in that period.

Other

The Company enters into underwriting commitments to purchase securities as part of its investment banking business. As of December 31, 2007, the Company had no outstanding underwriting commitments.

As of December 31, 2007, the Company has guaranteed compensation payments of $4.9 million payable over the next two years related to various compensation arrangements with its employees. The Company has severance agreements totaling $1.3 million payable over the next year related to the restructuring plan announced in October 2007.

NOTE 9. Related Party Transactions

Securities Transactions

The Company clears securities transactions for its Parent and affiliates, and certain of the Parent's investments are managed by an affiliate. Revenues and expenses associated with these transactions are nominal.

Advances

The Company periodically provides advances to its Parent and affiliates or receives advances from its Parent and affiliates. Typically, advances are to fund certain operating expenses, tax payments and capital purchases. These advances are included in Receivables from and Payable to Parent and affiliates on the Statement of Financial Condition.

The Company received interest income of $0.3 million in 2007 related to advances it provides to the Parent and affiliates, and paid interest expense of $0.1 million in 2007 related to the advances it receives from the Parent and affiliates. These amounts are included in either interest income or interest expense in the Company's Statement of Operations.

Other

To the extent that employees of the Company participate in certain stock based benefit plans sponsored by the Company's Parent, the expense associated with these plans is recognized by the Company. Any tax benefits related to these benefit plans are also recognized by the Company.

The Company provides various services to its Parent and affiliates (e.g., executive management services, payroll and benefits, accounting, internal audit, etc.). The Company's income related to these services, which is included in fees and other on the Statement of Operations, was $0.1 million in 2007.

Leases

The Company's headquarters, sales offices and certain office and communication equipment are leased by the Parent under noncancellable operating leases, certain of which contain escalation clauses that expire at various times through 2015. Certain leases also contain renewal options. The Company is charged by the Parent for the use of such offices. The Company's annual rental expenses relating to these offices for the year ended December 31, 2007 approximated $4.4 million.

The Parent's future minimum annual lease payments, net of sublease rental income related to offices used by the Company are as follows:

(In thousands of dollars)	Future Minimum Lease Payments	Sublease Rental Income	Net Lease Payments
2008	5,006	1,307	3,699
2009	1,763	168	1,595
2010	1,701	158	1,543
2011	1,700	100	1,600
2012	1,678	100	1,578
Thereafter to 2015	2,899	91	2,808
Total	$ 14,747	$ 1,924	$ 12,823

Additionally, the Company paid the Parent annual rental expenses of $2.1 million under a month-to-month agreement for office equipment and leasehold improvements in 2007.

NOTE 10. Subordinated Debt

A select group of management and highly compensated employees are eligible to participate in the Broadpoint Securities Group, Inc. Deferred Compensation Plan for Key Employees (the "Plan"). The employees enter into subordinate loans with the Company to provide for the deferral of compensation and employer allocations under the Plan. The accounts of the participants of the Plan are credited with earnings and/or losses based on the performance of various investment benchmarks selected by the participants. Maturities of the subordinated debt are based on the distribution election made by each participant, which may be deferred to a later date by the participant. The amount of subordinated loans under the Plan at December 31, 2007 approximated $2.96 million.

Principal debt repayment requirements as of December 31, 2007, are as follows:

(In thousands of dollars)	
2008	$ 1,299
2009	465
2010	287
2011	108
2012	208
2013 to 2016	595
	$ 2,962

The New York Stock Exchange has approved the Company's subordinated debt agreements disclosed above. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital under Rule 15c3-1").

NOTE 11. Income Taxes

The Company files a consolidated federal and various combined state and local income tax returns with its Parent and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group and is allocated to the Company by its Parent.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

The income tax provision was allocated as follows for the year ended December 31:

(In thousands of dollars)		2007
Loss from continuing operations	$	(5,133)
Income from discontinued operations		5,028
Income tax provision	$	(105)

The components of income taxes attributable to loss from continuing operations, net of valuation allowance, consisted of the following for the year ended December 31:

(In thousands of dollars)		2007
Federal		
Current	$	(3,765)
Deferred		-
State and Local		
Current		(1,368)
Deferred		-
Total income tax expense (benefit)	$	(5,133)

The expected income tax expense (benefit) using the federal statutory rate differs from income tax expense (benefit) from continuing operations as a result of the following for the year ended December 31:

(In thousands of dollars)		2007
Income taxes at federal statutory rate	$	(10,848)
State and local income taxes, net of federal income taxes and state valuation allowance		(903)
Meals and entertainment		93
Other compensation		765
Other		(20)
Change in federal valuation allowance		5,780
Total income tax expense (benefit)	$	(5,133)

The temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following at December 31:

(In thousands of dollars)		2007
Investments	$	(31)
Deferred compensation		4,454
Deferred revenues		(424)
Accrued liabilities		115
Other		104
Capital loss carryforwards		1,652
Net operating loss carryforward		21,500
Total deferred tax asset		27,370
Less valuation allowance		(27,370)
Net deferred tax asset	$	-

The Company has recorded a valuation allowance at December 31, 2007 as a result of uncertainties related to the realization of its net deferred tax asset. The valuation allowance was established as a result of weighing all positive and negative evidence, including the Company's history of cumulative losses over the past three years and the difficulty of forecasting future taxable income. The valuation allowance reflects the conclusion of management that it is more likely than not that the benefit of the deferred tax assets will not be realized. The Company recorded a net change in its deferred tax valuation allowance in 2007 of $5.1 million.

At December 31, 2007 the Company had federal net operating loss carryforwards of $51.5 million, which will expire between 2024 and 2027. At December 31, 2007, the Company had state net operating loss carryforwards for tax

purposes approximating $46.0 million, which will expire between 2009 and 2027. These net operating loss carryovers are subject to an annual limitation on their use pursuant to IRC Section 382 discussed below.

As a result of an ownership change by the Company's Parent on September 21, 2007, the Company underwent a change in ownership within the meaning of Section 382 of the Internal Revenue Code ("IRC Section 382"). In general, IRC Section 382 places an annual limitation on the use of certain tax attributes such as net operating losses and tax credit carryovers in existence at the ownership change date. The Company has determined that the annual limitation on the use of its net operating loss carryovers will result in a significant portion of its net operating loss carryovers expiring unutilized.

The Company applies the "with and without" intra-period tax allocation approach described in the Emerging Issues Task Force (EITF) release Topic D-32 in determining the order in which tax attributes are considered. Under this approach a windfall benefit is recognized in additional paid in capital only if an incremental benefit is provided after considering all other tax attributes presently available to the Company. The Company measures windfall tax benefits considering only the direct effects of the stock option deduction. In the current year, there were no windfall tax benefits, only tax shortfalls, the tax impact of which was offset by the change in the valuation allowance.

The company has elected to apply the alternative transition method to calculate the historical pool of windfall tax benefits available as of the date of adoption of FAS 123(R) as described in FASB Staff Position No. FAS 123(R)-3.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") effective January 1, 2007. There was no cumulative effect adjustment recorded as a result of adopting FIN 48. Upon adoption, the liability for unrecognized tax benefits, including applicable interest and penalties, was $0.1 million. Recognition of the liability for unrecognized tax benefits will have no impact on the effective tax rate of the Company.

The following table summarizes the activity related to our unrecognized tax benefits:

(In thousands of dollars)		
Balance January 1, 2007	$	105
Expiration of the statute of limitations for the assessment of taxes		(105)
Balance December 31, 2007	$	-

The Company along with its Parent are subject to U.S. federal income tax as well as income tax of state and local jurisdictions. As of January 1, 2007 and December 31, 2007, with few exceptions, the Company along with its parent was no longer subject to U.S. federal tax or state and local income tax examinations for years before 2003 and 2004, respectively. There are no returns currently under examination. However, net operating loss carryovers existing at January 1, 2007 and December 31, 2007 could potentially be adjusted when utilized.

The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax. As of January 1, 2007 and December 31, 2007, approximately $0.3 thousand and $0 of accrued interest relates to uncertain tax provisions. During the year ended December 31, 2007, $0 of interest and penalty has been recognized as a component of income taxes.

The Company does not anticipate that total unrecognized tax benefits will significantly change due to settlement of audits and the expiration of statute of limitations over the next 12 months.

NOTE 12. Benefit Plans

Broadpoint Securities Group, Inc., the Company's Parent, has established a stock incentive plan through which employees of the Company may be awarded stock options, stock appreciation rights and restricted stock/restricted stock units, which expire at various times through April 25, 2017. The following is a recap of all plans as of December 31, 2007:

Shares authorized for issuance	13,566,561
Share awards used:	
Stock options granted and outstanding	1,035,962
Restricted stock awards granted and unvested	87,882
Restricted stock units granted and unvested	4,455,000
Restricted stock units granted and vested	570,000
Restricted stock units committed not yet granted	1,500,000
Total share awards used	7,648,844
Shares available for future awards	5,917,717

For the year ended December 31, 2007, total compensation expense recognized by the Company for share based payment arrangements was $5.0 million and the related tax benefit was $0.0. At December 31, 2007, the total compensation expense related to non-vested awards not yet recognized was $7.8 million, which is expected to be recognized over the remaining weighted average vesting period of 2.7 years. The amount of cash used to settle equity instruments granted under share based payment arrangements during the year ended December 31, 2007 was $0.0.

The Incentive Plan pursuant to which 13.6 million shares are authorized to be issued allows awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, stock appreciation rights, performance awards, or other stock based awards. The plan imposes a limit on the number of shares of our common stock that may be subject to awards. An award relating to shares may be granted if the aggregate number of shares subject to then-outstanding awards plus the number of shares subject to the award being granted do not exceed 25% of the number of shares issued and outstanding immediately prior to the grant.

Options

Options granted under the plans established by the Parent have been granted at not less than fair market value, vest over a maximum of five years, and expire ten years after grant date. Unvested options are typically forfeited upon termination. Option transactions for the year ended December 31, 2007, under the plans were as follows:

	Shares Subject to Option		Weighted Average Exercise Price
Balance at December 31, 2006	1,826,826	$	8.45
Options granted	100,000		1.64
Options exercised	-		-
Options terminated	(890,864)		7.93
Balance at December 31, 2007	1,035,962	$	8.24

At December 31, 2007, the stock options that were exercisable had a remaining average contractual term of 3.1 years. At December 31, 2007, 1,035,962 options outstanding had an intrinsic value of $0.

The following table summarizes information about stock options outstanding under the plans at December 31, 2007:

	Outstanding				Exercisable		
Exercise Price Range	Shares	Average Life (years)		Average Exercise Price	Shares		Average Exercise Price
$1.64 - $6.44	247,565	5.42	$	4.03	147,564	$	5.66
$6.53 - $9.14	621,188	1.97		8.32	621,188		8.32
$9.47 - $13.26	10,000	5.69		13.05	10,000		13.05
$13.35 - $14.64	157,209	3.47		14.23	157,209		14.23
	1,035,962	3.06	$	8.24	935,961	$	8.95

The Black-Scholes option pricing model is used to determine the fair value of options granted. For the year ended December 31, 2007, significant assumptions used to estimate the fair value of share based compensation awards include the following:

	2007
Expected term-option	6.00
Expected volatility	44%
Expected dividends	-
Risk-free interest rate	4.9%

Restricted Stock Awards/Restricted Stock Units

Restricted stock awards, under the plans established by the Parent, have been valued at the market value of the Parent Company's common stock as of the grant date and are amortized over the period in which the restrictions are outstanding, which is typically 2-3 years. The Incentive Plan also allows for grants of restricted stock units. Restricted stock units give a participant the right to receive fully vested shares at the end of a specified deferral period. Restricted stock units are generally subject to forfeiture conditions similar to those of the Parent Company's restricted stock awards granted under its other stock incentive plans. One advantage of restricted stock units, as compared to restricted stock, is that the period during which the award is deferred as to settlement can be extended past the date the award becomes non-forfeitable, allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, restricted stock units carry no voting or dividend rights associated with the stock ownership. On September 21, 2007, the Parent granted the Company's employees 3.8 million restricted stock units valued at a grant price of $1.54.

Restricted stock awards/Restricted stock units for the year ended December 31, 2007, under the plans were as follows:

	Unvested Restricted Stock Awards		Weighted Average Grant-Date Restricted Stock	Unvested Restricted Stock Units		Weighted Average Grant Date Fair Value Restricted Stock Unit
Balance at December 31, 2006	1,788,064	$	7.73	-	$	-
Granted			-	5,025,000		1.54
Vested	(1,051,809)		9.38	(570,000)		1.54
Forfeited	(648,373)		6.04	-		-
Balance at December 31, 2007	87,882	$	4.96	4,455,000	$	1.54

The total fair value of awards vested, based on the market value of the stock on the vest date, during the year ended December 31, 2007 was $1.9 million. The estimated forfeiture rate for 2007 was 4%.

Other

The Company also maintains a tax deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan), which permits eligible employees to defer a percentage of their compensation. Company contributions to eligible participants may be made at the discretion of the Board of Directors. The Company expensed $0.1 million for the year ended December 31, 2007.

The Company has various other cash and benefit programs that are offered to eligible employees. Amounts awarded vest over periods ranging up to five years. Costs are amortized over the vesting period and approximated $0.5 million in 2007. In conjunction with the sale of the Municipal Capital Markets Group, approximately $0.01 million in deferred compensation was forfeited. Also, due to the change in control which occurred on September 21, 2007 as a result of the MatlinPatterson transaction, $0.04 million in expense was recognized as accelerated vesting under the Plans.

At December 31, 2007, there was approximately $2.8 million, of accrued compensation on the Statement of Financial Condition related to deferred compensation plans provided by the Company, which will be paid out between 2008 and 2016. As of February 28, 2007, the Company no longer permits any new amounts to be deferred under these plans.

NOTE 13. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $1 million, whichever is greater. At December 31, 2007, the Company had net capital of $9.1 million, which was 278.92% of aggregate debit balances and $8.1 million in excess of required minimum net capital.

NOTE 14. Trading Activities

As part of its trading activities, the Company provides to institutional clients, brokerage and underwriting services. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions and to facilitate institutional client transactions. Interest revenue and expense are integral components of trading activities. In assessing the profitability of trading activities, the Company views net interest and principal transactions revenues in the aggregate. Certain trading activities expose the Company to market and credit risks.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The following discussion describes the types of market risk faced by the Company:

Interest Rate Risk: Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

Equity Price Risk: Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities.

Credit Risk

The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risks on principal transactions, including reviewing and establishing limits for credit exposure, requiring collateral to be pledged, and assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's most significant industry credit concentration is with financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, insurance companies and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. To reduce the potential for concentration risk, credit limits are established and monitored in light of changing counterparty and market conditions. The Company also purchases securities and may have significant positions in its inventory subject to market and credit risk. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold. In order to control these risks, securities positions are monitored on at least a daily basis.

NOTE 15. Derivative Financial Instruments

The Company does not engage in the proprietary trading of derivative securities. In 2006 the Company traded in highly liquid treasury and municipal index futures contracts and options. These index futures contracts and options were used primarily to hedge securities positions in the Municipal Capital Markets and Fixed Income Middle Markets which were discontinued in September and June 2007, respectively.

NOTE 16. Discontinued Operations

On September 14, 2007, the Company completed the asset sale agreement with DEPFA Bank PLC ("DEPFA") for the sale of the Municipal Capital Markets Group in connection with which the Company recognized a pre-tax gain on sale in the amount of $8.2 million. In June 2007, the Company closed its Fixed Income Middle Markets group following the departure of the employees in the group.

In May 2006, the Company closed its Taxable Fixed Income Corporate Bond division. In 2000, the Company sold its Private Client Group. The Company continues to report the receipt and settlement of pending contractual obligations related to these transactions as discontinued operations.

Amounts reflected in the Consolidated Statement of Operations are presented in the following table:

(In thousands of dollars)		Year Ended December 31 2007
Net revenues		
Municipal Capital Markets	$	22,259
Gain on Sale of Municipal Capital Markets		8,228
Fixed Income Middle Markets		1,160
Taxable Fixed Income		94
Total net revenues		31,741
Expenses		
Municipal Capital Markets		17,717
Fixed Income Middle Markets		955
Taxable Fixed Income		103
Private Client Group		80
Total expenses		18,855
Income before income taxes		12,886
Income tax		5,028
Income from discontinued operations, net of tax	$	7,858

Municipal Capital Markets

The revenue and expenses for the Municipal Capital Markets division for the period above reflect the activity of that operation through September 14, 2007. The Company allocated interest expense to the division for the year ended December 31, 2007, based on the level of securities owned, attributable to this division. The Company had allocated interest expense to this division in the amounts of $5.5 million for the year ended December 31, 2007 based on the debt identified as being specifically attributed to these operations.

Fixed Income Middle Markets

The revenues and expenses for the Fixed Income Middle Market division for the period above reflect the activity of that operation through June 22, 2007. The Company allocated interest expense to the division for the year ended December 31, 2007, based on the level of securities owned, attributable to this division. The Company had allocated interest expense to this division in the amounts of $1.3 million for the year ended December 31, 2007, based on debt identified as being specifically attributed to those operations. Such amounts are included net of interest income and included in total net revenues.

Taxable Fixed Income

The revenues and expenses of the Taxable Fixed Income Corporate Bond division for the year ended December 31, 2007 include the activity of the operation, including $1.7 million of costs related to closing of this division, all of which was paid prior to December 31, 2006, as well as other various residual activity in 2007. No interest has been allocated to Taxable Fixed Income since this division was closed. Prior to closing this division, interest was allocated primarily based on the level of securities owned attributable to this division.

Private Client Group

The Private Client Group's expense for the year ended December 31, 2007 relates primarily to legal matters which were related to the operations prior to its disposal offset by the reversal of $0.3 million in costs related to previously impaired space which was put into service. For the period presented, interest expense was not allocated to the Private Client Group.

NOTE 17. New Accounting Standards

In May 2007, the FASB issued FASB Staff Position ("FSP") FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48" (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on the Company's consolidated statement of financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value to be applied to GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FSP 157-2, "Partial Deferral of the Effective Date of Statement 157" (FSP 157-2). FSP 157-2 delays the effective date of SFAS No. 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 on the Company's consolidated statement of financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of FAS No. 159 on the Company's consolidated statement of financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141R). SFAS No. 141R provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, non controlling interests, and goodwill acquired in a business combination. SFAS No. 141R also expands required disclosure surrounding the nature and financial effects of business combinations. SFAS No. 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008.

NOTE 18. Restructuring

On October 17, 2007, the Company's Parent announced a plan whereby the Parent determined that it will outsource certain of its administrative functions, consolidate certain of such functions in its New York City location, and reduce staff in order to properly size its business consistent with its current levels of activity. In connections with the plan, the Company and the Company's Parent recognized approximately $2.7 million of expenses in 2007, of which, $1.1 million related to termination benefits and $1.6 million is related to occupancy and other expenses. The Company currently expects to complete the plan in the second quarter 2008 and expects to incur $1.9 million to $2.1 million in additional restructuring costs.

This plan will result in the termination of certain employees, the possible relocation of other employees and the closure of the Company's Albany, New York office. The Parent currently expects to complete the plan by the second quarter of 2008. Approximately thirty percent of the workforce of the Parent will be affected by the plan, with the majority of the affected employees employed by the Company.

A summary of restructuring charges incurred by the Company as part of the Plan for the year ended December 31, 2007 follows:

(In thousands of dollars)		2007
Severance	$	1,108
Exit Costs		1,019
Other		33
Total Restructuring Charges	$	2,160

NOTE 19. **Subsequent Events**

On January 30, 2008, the Company and the Company's Parent announced that it had entered into an asset purchase agreement with BNY Capital Markets, Inc., a subsidiary of The Bank of New York Mellon Corporation, to acquire its New Jersey-based institutional Fixed Income division. This group operates a comprehensive sales and trading platform that specializes in high yield, distressed, investment grade corporate, treasury, government agency, convertible bond, and equity securities.

The group was founded in 1992 as Mendham Capital Group Inc. and was purchased by The Bank of New York in 1998. It consists of 49 professionals, including 9 traders, 22 salespeople, 8 desk analysts and 10 support staff, substantially all of whom are expected to join Broadpoint Capital, Inc. The group has over 800 account relationships with insurance companies, hedge funds, money managers, mutual funds, commercial banks and corporations.

As part of this transaction, the Company will purchase the fixed assets and assume certain leases necessary to operate the business from BNY Capital Markets, Inc. In addition, it is contemplated that stock of the Parent in the amount of 6.2 million shares of restricted stock or restricted stock units, which will vest over 5 years, will be granted to the employees of the division who join the Company and the employees will also have the opportunity to receive an earnout from the profits of their division.

In connection with this transaction, the Parent expects to raise additional capital to grow the newly acquired business from its majority shareholder, MatlinPatterson Global Opportunities Partners II. The transaction is subject to regulatory approval and is expected to close by March 31, 2008.

On January 11, 2008, the Company entered into a Fully Disclosed Clearing Agreement with Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge") whereby Ridge agreed to provide certain execution and clearing services, on a fully disclosed basis, to our customers. The initial term of the Company's agreement commences upon approval of the Financial Industry Regulatory Authority and continues for three (3) years from the date that the services are first provided to the Company on a live basis.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

At December 31, 2007

(In thousands of dollars)

Total stockholder's equity		$	12,429
Add liabilities subordinated to claims of general creditors			2,962
Other allowable credits			750
Total capital and allowable subordinated liabilities			16,141
Deductions and/or charges for non-allowable assets (Schedule 1A)	6, 029		
Additional charges:			
Aged fail-to-deliver	3		
Aged short security differences	9		
Other deductions	175		
Total deductions and charges			6,216
Net capital before haircuts			9.925
Haircuts on securities, computed, where applicable, pursuant to 15c3-1(f):			
United States government obligations	16		
State and municipal government obligations	-		
Corporate obligations	9		
Stocks and warrants	486		
Other	364		
Total haircuts on securities			875
Net capital		$	9,050

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Amended Focus Report as of December 31, 2007.

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

At December 31, 2007
(In thousands of dollars)

Net capital requirement:		
2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$	65
Minimum net capital requirement	$	1,000
Net capital requirement (greater of 2% of aggregate debits or minimum net capital requirement)	$	1,000
Excess net capital	$	8,050
Percentage of net capital to aggregate debits		278.92%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		215.76%
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$	7,849

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Amended Focus Report as of December 31, 2007.

SCHEDULE IA
SCHEDULE OF NON-ALLOWABLE ASSETS
At December 31, 2007
(In thousands of dollars)

Securities owned, not readily marketable, at fair value	$	290
Marketable securities owned, with 100% haircut pursuant to 15c3-1 regulations		2
Exchange memberships, at cost		1
Dividend and interest receivables greater than 30 days		1
Loans and advances		42
Commissions Receivable from Affiliates		939
Prepaid expenses		1,290
Underwriting income receivable		1,280
Receivable from Affiliates		1,798
Other non-allowable assets		386
Total non-allowable assets	$	6,029

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5
There are no material differences between this computation and the corresponding computation in the unaudited Part II Amended Focus Report as of December 31, 2007.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
At December 31, 2007
(In thousands of dollars)

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	196
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		3,870
Credit balances in firm accounts, which are attributable to principal sales to customers		-
Market value of short security count differences over 30 calendar days		9
Market value of short securities and credits in all suspense accounts over 30 calendar days		241
Other		-
TOTAL CREDITS		4,316
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and account doubtful of collection, net of deduction pursuant to Note E, Exhibit A, Rule 15c3-3		3,239
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		5
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts		-
Aggregate debit items		3,244
Less 3% (for alternative method)		(97)
TOTAL 15c3-3 DEBITS		3,147
RESERVE COMPUTATION		
Excess of total credits over total debits	$	1,169
Required deposit	$	1,169
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at December 31, 2007	$	1,650
Amount of subsequent (withdrawals) and deposits		-
TOTAL AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT(S)"	$	1,650

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Amended Focus Report as of December 31, 2007.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

At December 31, 2007

(In thousands of dollars)

The market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

	$ 0
A. Number of items	0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

	$ 0
A. Number of items	0

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Amended Focus Report as of December 31, 2007.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To Board of Directors and Shareholder of
Broadpoint Capital, Inc.

In planning and performing our audit of the financial statements of Broadpoint Capital, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008